SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  18 June, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement dated 04 June 2007
             2.  Transaction in Own Shares announcement dated 05 June 2007
             3.  Transaction in Own Shares announcement dated 06 June 2007
             4.  Transaction in Own Shares announcement dated 06 June 2007
             5.  Transaction in Own Shares announcement dated 07 June 2007
             6.  Transaction in Own Shares announcement dated 08 June 2007
             7.  Transaction in Own Shares announcement dated 11 June 2007
             8.  Transaction in Own Shares announcement dated 12 June 2007
             9.  Annual Information Update announcement dated 13 June 2007
             10. Transaction in Own Shares announcement dated 13 June 2007
             11. Transaction in Own Shares announcement dated 13 June 2007
             12. Transaction in Own Shares announcement dated 15 June 2007





Enclosure 1.

Monday 4 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 330.20 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 454,226,582 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,186,428,270.

The above figure (8,186,428,270) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--



Enclosure 2.

Tuesday 5 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 3,000,000 ordinary shares at a price of 326.60 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 457,226,582 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,183,428,270.

The above figure (8,183,428,270) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--



Enclosure 3.


Wednesday 6 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 548,192 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 456,678,390 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,183,976,462.

The above figure (8,183,976,462) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--




Enclosure 4.

Wednesday 6 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 323.64 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 458,678,390 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,181,976,462.

The above figure (8,181,976,462) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--


Enclosure 5.

Thursday 7 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 320.49 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 460,678,390 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,179,976,462.

The above figure (8,179,976,462) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--



Enclosure 6.

Friday 8 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 319.31 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 462,178,390 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,178,476,462.

The above figure (8,178,476,462) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--


Enclosure 7.

Monday 11 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 322.32 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 463,178,390 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,177,476,462.

The above figure (8,177,476,462) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--


Enclosure 8.

Tuesday 12 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 323.74 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 464,178,390 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,176,476,462.

The above figure (8,176,476,462) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--


Enclosure 9.


BT Group plc - Annual Information Update


13 June 2007


ANNUAL INFORMATION UPDATE

As required under the Prospectus (Directive 2003/71/EC) and paragraph 5.2 of the Prospectus Rules, and following publication of the Annual Report and Form 20-F on 30 May 2007, BT Group plc is pleased to provide its second Annual Information Update, in relation to information that has been published or made available to the public from 1 April 2006 up to and including 12 June 2007.

This Annual Information Update is being made available on our website

http://www.btplc.com/Thegroup/companyprofile/Governance/Governance.htm

1. Announcements made via the London Stock Exchange's Regulatory News Service
(RNS), a regulatory information service, on or around the dates indicated.

          The announcements can be accessed by CTRL + click on the announcement, or from our website; http://www.btplc.com/sharesandperformance/index.cfm



Date              Headline

12/06/2007        BT Group plc - Transaction in Own Shares
11/06/2007        BT Group plc - Transaction in Own Shares
08/06/2007        BT Group plc - Transaction in Own Shares
07/06/2007        BT Group plc - Transaction in Own Shares
06/06/2007        BT Group plc - Transaction in Own Shares
06/06/2007        BT Group plc - Transaction in Own Shares
05/06/2007        BT Group plc - Transaction in Own Shares
04/06/2007        BT Group plc - Transaction in Own Shares
01/06/2007        BT Group plc - Transaction in Own Shares
31/05/2007        BT Group plc - Total Voting Rights
31/05/2007        BT Group plc - Transaction in Own Shares
30/05/2007        BT Group plc - Transaction in Own Shares
30/05/2007        BT Group plc - Transaction in Own Shares
30/05/2007        BT Group plc - Annual Report and Accounts
30/05/2007        BT Group plc - Annual Report and Accounts
29/05/2007        BT Group plc - Transaction in Own Shares
25/05/2007        BT Group plc - Transaction in Own Shares
24/05/2007        BT Group plc - Total Voting Rights
24/05/2007        BT Group plc - Transaction in Own Shares
23/05/2007        BT Group plc - Transaction in Own Shares
23/05/2007        BT Group plc - Transaction in Own Shares
22/05/2007        BT Group plc - Director/PDMR shareholding
22/05/2007        BT Group plc - Transaction in Own Shares
21/05/2007        BT Group plc - Transaction in Own Shares
21/05/2007        BT Group plc - Transaction in Own Shares
18/05/2007        BT Group plc - Transaction in Own Shares
17/05/2007        BT Group plc - Final Results
16/05/2007        BT Group plc - Transaction in Own Shares
15/05/2007        BT Group plc - Director/PDMR Shareholding
15/05/2007        BT Group plc - Director/PDMR Shareholding
09/05/2007        BT Group plc - Transaction in Own Shares
02/05/2007        BT Group plc - Transaction in Own Shares
30/04/2007        BT Group plc - Total Voting Rights
25/04/2007        BT Group plc - Transaction in Own Shares
24/04/2007        BT Group plc - Director/PDMR Shareholding
24/04/2007        BT Group plc - Director Declaration
24/04/2007        BT Group plc - Directorate Changes
20/04/2007        BT Group plc - BT acquires Comsat
18/04/2007        BT Group plc - Transaction in Own Shares
18/04/2007        BT Group plc - Director/PDMR Shareholding
18/04/2007        BT Group plc - Director/PDMR Shareholding
12/04/2007        BT Group plc - Transaction in Own Shares
04/04/2007        BT Group plc - Transaction in Own Shares
30/03/2007        BT Group plc - Total Voting Rights
30/03/2007        BT Group plc - Transaction in Own Shares
29/03/2007        BT Group plc - Transaction in Own Shares
28/03/2007        BT Group plc - Transaction in Own Shares
28/03/2007        BT Group plc - Transaction in Own Shares
27/03/2007        BT Group plc - Transaction in Own Shares
26/03/2007        BT Group plc - Transaction in Own Shares
23/03/2007        BT Group plc - Transaction in Own Shares
22/03/2007        BT Group plc - Transaction in Own Shares
21/03/2007        BT Group plc - Transaction in Own Shares
21/03/2007        BT Group plc - Transaction in Own Shares
20/03/2007        BT Group plc - Transaction in Own Shares
20/03/2007        BT Group plc - Transaction in Own Shares
19/03/2007        BT Group plc - Transaction in Own Shares
15/03/2007        BT Group plc - Director/PDMR Shareholding
14/03/2007        BT Group plc - Transaction in Own Shares
14/03/2007        BT Group plc - Transaction in Own Shares
13/03/2007        BT Group plc - Transaction in Own Shares
12/03/2007        BT Group plc - Transaction in Own Shares
09/03/2007        BT Group plc - Transaction in Own Shares
08/03/2007        BT Group plc - Transaction in Own Shares
07/03/2007        BT Group plc - Transaction in Own Shares
07/03/2007        BT Group plc - Transaction in Own Shares
07/03/2007        BT Group plc - Director/PDMR Shareholding
06/03/2007        BT Group plc - Transaction in Own Shares
05/03/2007        BT Group plc - Transaction in Own Shares
02/03/2007        BT Group plc - Transaction in Own Shares
01/03/2007        BT Group plc - Transaction in Own Shares
28/02/2007        BT Group plc - Total Voting Rights
28/02/2007        BT Group plc - Transaction in Own Shares
28/02/2007        BT Group plc - Transaction in Own Shares
27/02/2007        BT Group plc - Transaction in Own Shares
27/02/2007        BT Group plc - Director/PDMR Shareholding
26/02/2007        BT Group plc - Transaction in Own Shares
23/02/2007        BT Group plc - Transaction in Own Shares
22/02/2007        BT Group plc - Transaction in Own Shares
21/02/2007        BT Group plc - Transaction in Own Shares
21/02/2007        BT Group plc - Transaction in Own Shares
20/02/2007        BT Group plc - Transaction in Own Shares
19/02/2007        BT Group plc - New Chairman
19/02/2007        BT Group plc - Chairman Change
16/02/2007        BT Group plc - Transaction in Own Shares
15/02/2007        BT Group plc - Director/PDMR Shareholding
15/02/2007        BT Group plc - Director/PDMR Shareholding
15/02/2007        BT Group plc - Transaction in Own Shares
14/02/2007        BT Group plc - Transaction in Own Shares
14/02/2007        BT Group plc - Transaction in Own Shares
13/02/2007        BT Group plc - Transaction in Own Shares
12/02/2007        BT Group plc - Transaction in Own Shares
09/02/2007        BT Group plc - Transaction in Own Shares
08/02/2007        BT Group plc - BT to increase I.NET holding
08/02/2007        BT Group plc - 3rd Quarter Results
07/02/2007        BT Group plc - Transaction in Own Shares
06/02/2007        BT Group plc - BT to acquire i2i Enterprise
01/02/2007        BT Group plc - Acquisition
31/01/2007        BT Group plc - Total Voting Rights
31/01/2007        BT Group plc - Transaction in Own Shares
24/01/2007        BT Group plc - Transaction in Own Shares
24/01/2007        BT Group plc - Offer declared Unconditional
19/01/2007        BT Group plc - PlusNet Offer Update
17/01/2007        BT Group plc - Transaction in Own Shares
11/01/2007        BT Group plc -  Director Declaration
11/01/2007        BT Group plc - Directorate Change
10/01/2007        BT Group plc - Transaction in Own Shares
08/01/2007        BT Group plc - Director/PDMR Shareholding
05/01/2007        BT Group plc - Transaction in Own Shares
05/01/2007        BT Group plc - Transaction in Own Shares
04/01/2007        BT Group plc - Transaction in Own Shares
04/01/2007        BT Group plc - Transaction in Own Shares
03/01/2007        BT Group plc - Transaction in Own Shares
02/01/2007        BT Group plc - Transaction in Own Shares
02/01/2007        BT Group plc - PlusNet Offer Update
29/12/2006        BT Group plc - Transaction in Own Shares
28/12/2006        BT Group plc - Transaction in Own Shares
28/12/2006        BT Group plc - Transaction in Own Shares
27/12/2006        BT Group plc - Transaction in Own Shares
27/12/2006        BT Group plc - Director/PDMR Shareholding
22/12/2006        BT Group plc - Transaction in Own Shares
21/12/2006        BT Group plc - Transaction in Own Shares
20/12/2006        BT Group plc - Transaction in Own Shares
20/12/2006        BT Group plc - Transaction in Own Shares
19/12/2006        BT Group plc - Total Voting Rights
18/12/2006        BT Group plc - Total Voting Rights
18/12/2006        BT Group plc - BT Pension Scheme
15/12/2006        BT Group plc - Director/PDMR Shareholding
14/12/2006        BT Group plc - BT Fusion for Business
14/12/2006        BT Group plc - BT Retail
13/12/2006        BT Group plc - Total Voting Rights
12/12/2006        BT Group plc - Transaction in Own Shares
11/12/2006        BT Group plc - Transaction in Own Shares
11/12/2006        BT Group plc - Transaction in Own Shares
11/12/2006        BT Group plc - PlusNet Acquisition Update
08/12/2006        BT Group plc - Transaction in Own Shares
07/12/2006        BT Group plc - Transaction in Own Shares
06/12/2006        BT Group plc - Transaction in Own Shares
06/12/2006        BT Group plc - Transaction in Own Shares
05/12/2006        BT Group plc - Transaction in Own Shares
04/12/2006        BT Group plc - Transaction in Own Shares
01/12/2006        BT Group plc - Transaction in Own Shares
30/11/2006        BT Group plc - Transaction in Own Shares
29/11/2006        BT Group plc - Transaction in Own Shares
29/11/2006        BT Group plc - Transaction in Own Shares
28/11/2006        BT Group plc - Transaction in Own Shares
27/11/2006        BT Group plc - Transaction in Own Shares
24/11/2006        BT Group plc - Transaction in Own Shares
23/11/2006        BT Group plc - Transaction in Own Shares
23/11/2006        BT Group plc - BT acquires assets of Telexis
22/11/2006        BT Group plc - Transaction in Own Shares
22/11/2006        BT Group plc - Transaction in Own Shares
22/11/2006        BT Group plc - Holding(s) in Company
22/11/2006        BT Group plc - Rule 8.1 - (PlusNet plc)
22/11/2006        BT Group plc - PlusNet Offer Update
21/11/2006        BT Group plc - Transaction in Own Shares
21/11/2006        BT Group plc - PlusNet share purchase
20/11/2006        BT Group plc - Transaction in Own Shares
17/11/2006        BT Group plc - Cash Offer for PlusNet plc
17/11/2006        BT Group plc - Transaction in Own Shares
16/11/2006        BT Group plc - Transaction in Own Shares
16/11/2006        BT Group plc - Offer for PlusNet - details
16/11/2006        BT Group plc - Offer for PlusNet
15/11/2006        BT Group plc - Transaction in Own Shares
15/11/2006        BT Group plc - Transaction in Own Shares
15/11/2006        BT Group plc - Technical Interest Adjustment
14/11/2006        BT Group plc - Transaction in Own Shares
14/11/2006        BT Group plc - Director/PDMR Shareholding
14/11/2006        BT Group plc - Director/PDMR Shareholding
13/11/2006        BT Group plc - Broadband pricing
13/11/2006        BT Group plc - India Licence and JV
09/11/2006        BT Group plc - Interim results - highlights
09/11/2006        BT Group plc - Interim results
08/11/2006        BT Group plc - Transaction in Own Shares
01/11/2006        BT Group plc - Transaction in Own Shares
25/10/2006        BT Group plc - Transaction in Own Shares
25/10/2006        BT Group plc -  BT acquires Counterpane
19/10/2006        BT Group plc - Holding(s) in Company
18/10/2006        BT Group plc - Transaction in Own Shares
13/10/2006        BT Group plc - Director/PDMR Shareholding
11/10/2006        BT Group plc - Transaction in Own Shares
06/10/2006        BT Group plc - Transaction in Own Shares
06/10/2006        BT Group plc - BT Finance BV
04/10/2006        BT Group plc - Transaction in Own Shares
02/10/2006        BT Group plc - Blocklisting Interim Review
29/09/2006        BT Group plc - Transaction in Own Shares
29/09/2006        BT Group plc - Director/PDMR Shareholding
28/09/2006        BT Group plc - Publication of Prospectus
28/09/2006        BT Group plc - Transaction in Own Shares
27/09/2006        BT Group plc - Transaction in Own Shares
27/09/2006        BT Group plc - Transaction in Own Shares
26/09/2006        BT Group plc - Transaction in Own Shares
26/09/2006        BT Group plc - Director/PDMR Shareholding
25/09/2006        BT Group plc - Transaction in Own Shares
25/09/2006        BT Group plc - Directorate Change
25/09/2006        BT Group plc - Director/PDMR Shareholding
22/09/2006        BT Group plc - Holding(s) in Company
20/09/2006        BT Group plc - Transaction in Own Shares
15/09/2006        BT Group plc - Director/PDMR Shareholding
15/09/2006        BT Group plc - Transaction in Own Shares
15/09/2006        BT Group plc - Director/PDMR Shareholding
14/09/2006        BT Group plc - BT sets out global vision
13/09/2006        BT Group plc - Transaction in Own Shares
12/09/2006        BT Group plc - Holding(s) in Company
11/09/2006        BT Group plc - Transaction in Own Shares
08/09/2006        BT Group plc - Transaction in Own Shares
07/09/2006        BT Group plc - Transaction in Own Shares
06/09/2006        BT Group plc - Transaction in Own Shares
06/09/2006        BT Group plc - Transaction in Own Shares
05/09/2006        BT Group plc - Transaction in Own Shares
05/09/2006        BT Group plc - Holding(s) in Company
04/09/2006        BT Group plc - Transaction in Own Shares
01/09/2006        BT Group plc - Transaction in Own Shares
01/09/2006        BT Group plc - Director/PDMR Shareholding
31/08/2006        BT Group plc - Transaction in Own Shares
30/08/2006        BT Group plc - Transaction in Own Shares
30/08/2006        BT Group plc - Transaction in Own Shares
29/08/2006        BT Group plc - Holding(s) in Company
29/08/2006        BT Group plc - Transaction in Own Shares
29/08/2006        BT Group plc - Holding(s) in Company
25/08/2006        BT Group plc - Transaction in Own Shares
24/08/2006        BT Group plc - Transaction in Own Shares
24/08/2006        BT Group plc - Directorate change
24/08/2006        BT Group plc - Holding(s) in Company
24/08/2006        BT Group plc - Holding(s) in Company
23/08/2006        BT Group plc - Transaction in Own Shares
23/08/2006        BT Group plc - Transaction in Own Shares
22/08/2006        BT Group plc - Transaction in Own Shares
21/08/2006        BT Group plc - Transaction in Own Shares
21/08/2006        BT Group plc - Transaction in Own Shares
18/08/2006        BT Group plc - Transaction in Own Shares
17/08/2006        BT Group plc - Transaction in Own Shares
16/08/2006        BT Group plc - Transaction in Own Shares
16/08/2006        BT Group plc - Transaction in Own Shares
15/08/2006        BT Group plc - Transaction in Own Shares
14/08/2006        BT Group plc - Director/PDMR Shareholding
14/08/2006        BT Group plc - Transaction in Own Shares
14/08/2006        BT Group plc - Director/PDMR Shareholding
14/08/2006        BT Group plc - Transaction in Own Shares
11/08/2006        BT Group plc - Transaction in Own Shares
10/08/2006        BT Group plc - Transaction in Own Shares
09/08/2006        BT Group plc - Holding(s) in Company
09/08/2006        BT Group plc - Transaction in Own Shares
09/08/2006        BT Group plc - Transaction in Own Shares
08/08/2006        BT Group plc - Transaction in Own Shares
07/08/2006        BT Group plc - Transaction in Own Shares
02/08/2006        BT Group plc - Director/PDMR Shareholding
02/08/2006        BT Group plc - Transaction in Own Shares
02/08/2006        BT Group plc - Director/PDMR Shareholding
02/08/2006        BT Group plc - Director/PDMR Shareholding
02/08/2006        BT Group plc - Director/PDMR Shareholding
02/08/2006        BT Group plc - Director/PDMR Shareholding
02/08/2006        BT Group plc - Director/PDMR Shareholding
02/08/2006        BT Group plc - Transaction in Own Shares
02/08/2006        BT Group plc - Transaction in Own Shares
31/07/2006        BT Group plc - Transaction in Own Shares
31/07/2006        BT Group plc - Acquisition
28/07/2006        BT Group plc - Transaction in Own Shares
28/07/2006        BT Group plc - Holding(s) in Company
27/07/2006        BT Group plc - 1st Quarter Results
19/07/2006        BT Group plc - Transaction in Own Shares
18/07/2006        BT Group plc - Director/PDMR Shareholding
13/07/2006        BT Group plc - Transaction in Own Shares
12/07/2006        BT Group plc - Resolutions passed
12/07/2006        BT Group plc - Directorate Change
12/07/2006        BT Group plc - AGM Statement
11/07/2006        BT Group plc - Holding(s) in Company
06/07/2006        BT Group plc - Director/PDMR Shareholding
06/07/2006        BT Group plc - Director/PDMR Shareholding
06/07/2006        BT Group plc - Director/PDMR Shareholding
06/07/2006        BT Group plc - Director/PDMR Shareholding
06/07/2006        BT Group plc - Director/PDMR Shareholding
06/07/2006        BT Group plc - Holding(s) in Company
29/06/2006        BT Group plc - Transaction in Own Shares
27/06/2006        BT Group plc - Director/PDMR Shareholding
27/06/2006        BT Group plc - Director/PDMR Shareholding
15/06/2006        BT Group plc - Director/PDMR Shareholding
14/06/2006        BT Group plc - Transaction in Own Shares
12/06/2006        BT Group plc - Transaction in Own Shares
09/06/2006        BT Group plc - Transaction in Own Shares
08/06/2006        BT Group plc - Transaction in Own Shares
07/06/2006        BT Group plc - Transaction in Own Shares
06/06/2006        BT Group plc - Transaction in Own Shares
06/06/2006        BT Group plc - Holding(s) in Company
05/06/2006        BT Group plc - Annual Information Update
05/06/2006        BT Group plc - Transaction in Own Shares
02/06/2006        BT Group plc - Transaction in Own Shares
01/06/2006        BT Group plc - Transaction in Own Shares
31/05/2006        BT Group plc - Transaction in Own Shares
31/05/2006        BT Group plc - Transaction in Own Shares
31/05/2006        BT Group plc - Annual Report & Accounts
30/05/2006        BT Group plc - Transaction in Own Shares
25/05/2006        BT Group plc - Transaction in Own Shares
25/05/2006        BT Group plc - BT Vision Update
25/05/2006        BT Group plc - Holding(s) in Company
24/05/2006        BT Group plc - Transaction in Own Shares
24/05/2006        BT Group plc - Transaction in Own Shares
23/05/2006        BT Group plc - Transaction in Own Shares
23/05/2006        BT Group plc - Director/PDMR Shareholding
22/05/2006        BT Group plc - Transaction in Own Shares
19/05/2006        BT Group plc - Transaction in Own Shares
18/05/2006        BT Group plc - Director/PDMR Shareholding
18/05/2006        BT Group plc - Preliminary Results
16/05/2006        BT Group plc - Director/PDMR Shareholding
09/05/2006        BT Group plc - Blocklisting Interim Return
02/05/2006        BT Group plc - Director/PDMR Shareholding
28/04/2006        BT Group plc - BT buys dabs.com
24/04/2006        BT Group plc - Pension Scheme Valuation
19/04/2006        BT Group plc - Transaction in Own Shares
19/04/2006        BT Group plc - Director/PDMR Shareholding
19/04/2006        BT Group plc - Director/PDMR Shareholding
12/04/2006        BT Group plc - Transaction in Own Shares



2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.


Date            Type          Description



08/06/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
06/06/2007      AA            Annual accounts for year ended 31/03/2007
05/06/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
31/05/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
29/05/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
23/05/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
18/05/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
14/05/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
08/05/2007      363a          Annual Return
02/05/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
25/04/2007      288c          Director's particulars changed
25/04/2007      288a          Director appointed
23/04/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
18/04/2007      169(1B)       Return by a public company purchasing its own shares for holding in Treasury
18/04/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
18/04/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
16/04/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
11/04/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
03/04/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
26/03/2007      169(1B)       Return by a public company purchasing its own shares for holding in Treasury
23/03/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
19/03/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
12/03/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
12/03/2007      169(1B)       Return by a public company purchasing its own shares for holding in Treasury
06/03/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
27/02/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
21/02/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
21/02/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
19/02/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
07/02/2007      169A(2)       Return by a public company cancelling or selling or transferring share shares from
                              Treasury
01/02/2007      288a          Director appointed
30/01/2007      169A(2)       Return by a public company cancelling or selling or transferring share shares from
                              Treasury
30/01/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
30/01/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
26/01/2007      169A(2))      Return by a public company cancelling or selling or transferring shares from Treasury
24/01/2007      169(1B)       Return by a public company purchasing its own shares for holding in Treasury
23/01/2007      169(1B)       Return by a public company purchasing its own shares for holding in Treasury
15/01/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
15/01/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
11/01/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
11/01/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
09/01/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
08/01/2007      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
28/12/2006      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
20/12/2006      88(2) R       Return of allotment of shares
18/12/2006      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
14/12/2006      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
12/12/2006      169(1B)       Return by a public company purchasing its own shares for holding in Treasury
12/12/2006      169(1B)       Return by a public company cancelling or selling or transferring shares from Treasury
12/12/2006      169(1B)       Return by a public company purchasing its own shares for holding in Treasury
12/12/2006      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
07/12/2006      288c          Director's particulars changed
06/12/2006      169A(2)        Return by a public company cancelling or selling or transferring shares from Treasury
05/12/2006      288c          Director's particulars changed
04/12/2006      288c          Director's particulars changed
24/11/2006      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
17/11/2006      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
15/11/2006      88(2)R        Return of allotment of shares
09/11/2006      88(2)R        Return of allotment of shares
08/11/2006      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
02/11/2006      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
01/11/2006      88(2)R        Return of allotment of shares
26/10/2006      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
25/10/2006      88(2)R        Return of allotment of shares
19/10/2006      88(2)R        Return of allotment of shares
17/10/2006      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
11/10/2006      169A(2)       Return by a public company cancelling or selling or transferring shares from Treasury
10/10/2006      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
10/10/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
02/10/2006      288b         Director resigned
28/09/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
22/09/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
22/09/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
19/09/2006      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
11/09/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
04/09/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
29/08/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
29/08/2006      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
29/08/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
24/08/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
22/08/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
22/08/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
22/08/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
15/08/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
04/08/2006      88(2)R       Return of allotment of shares
26/07/2006      88(2)R       Return of allotment of shares
26/07/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
26/07/2006      88(2)O       Return of allotment of shares
26/07/2006      88(2)O       Return of allotment of shares
20/07/2006      Res 13       Resolutions passed at AGM on 12 July 2006
20/07/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
20/07/2006      88(2) R      Return of allotment of shares
14/07/2006      169(1)B      Return by a public company purchasing its own shares for holding in Treasury
12/07/2006      88(2)R       Return of allotment of shares
12/07/2006      88(2)R)      Return of allotment of shares
04/07/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
27/06/2006      88(2)R       Return of allotment of shares
21/06/2006      169(1)B      Return by a public company purchasing its own shares for holding in Treasury
21/06/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
16/06/2006      AA           Group of companies' accounts made up to 31/03/06
14/06/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
07/06/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
07/06/2006      363a         Annual Return
02/06/2006      88(2)R       Return of allotment of shares
30/05/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
25/05/2006      88(2)R       Return of allotment of shares
18/05/2006      88(2)R       Return of allotment of shares
12/05/2006      88(2)R       Return of allotment of shares
26/04/2006      88(2)R       Return of allotment of shares
25/04/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
21/04/2006      88(2)R       Return of allotment of shares
20/04/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
13/04/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
13/04/2006      169(1)B      Return by a public company purchasing its own shares for holding in Treasury
12/04/2006      88(2)R       Return of allotment of shares
11/04/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
10/04/2006      88(2)R       Return of allotment of shares
06/04/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
03/04/2006      288b         Director Resigned





All of the documents above are available for download from the Companies House website at: www.companieshouse.gov.uk or can be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.





3.                         Documents submitted to the FSA

Each of the documents below was submitted to the FSA on or around the dates indicated.


Date           Document



30/05/07       Annual Report and Form 20-F 2007
30/05/07       Annual Review & Notice of Meeting 2007 (inc summary financial statement)
30/05/07       Shareholder magazine - Forward
17/07/06       Resolutions after AGM 2006
31/05/06       Annual Report and Form 20-F 2006
31/05/06       Annual Review & Notice of Meeting 2006 (inc summary financial statement)
31/05/06       Shareholder magazine - Forward




Documents sent to the FSA can be viewed at the Document Viewing Facility situated at the Financial Services Authority, 25 The Colonnade, Canary Wharf, London, E14 5HS.

The shareholder reports and Notices of AGM are also available on the Investor Centre section of our website:
http://www.btplc.com/Sharesandperformance/index.cfm

The information referred to in this Annual Information Update was correct when it was published but may now be out of date.



Enclosure 10.

Wednesday 13 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 307,591 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 463,870,799 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,176,784,053.

The above figure (8,176,784,053) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--



Enclosure 11.

Wednesday 13 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,700,000 ordinary shares at a price of 322.96 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 465,570,799 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,175,084,053.

The above figure (8,175,084,053) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--



Enclosure 12.

Friday 15 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,300,000 ordinary shares at a price of 329.10 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 467,870,799 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,172,784,053.

The above figure (8,172,784,053) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--








Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 18 June, 2007